Sutherland
■ Asbill & ■
Brennan LLP

ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

MARY E. THORNTON
DIRECT LINE: 202.383.0698
E-mail: mary.thornton@sablaw.com

June 14, 2006

VIA COURIER

Michael Kosoff, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re: Registration Statement on Form N-4 for
       TIAA Separate Account VA-3 of
       Teachers Insurance and Annuity Association of America
       (File Nos. 333-134820 /811-21907)

Dear Mr. Kosoff:

On behalf of Teachers Insurance and Annuity Association of America and TIAA Separate Account VA-3, attached for your convenience is a copy of the above-captioned Registration Statement filing for certain interests in a separate account funding variable annuity contracts. Also, below is a chart that cross-references the information provided in the above-captioned registration statement, which was filed on June 7, 2006 with the requirements of Form N-4.

PART A INFORMATION REQUIRED IN PROSPECTUS

ITEM	DESCRIPTION	Where Information Can Be Found
Item 1	Cover Page	The required information is on page 2, which is the cover page of the prospectus.
Item 2	Definitions	The definitions are on page 5 under the heading "Special Terms."
Item 3	Synopsis	The synopsis is on pages 6-13 under the heading "Summary."

ITEM	DESCRIPTION	Where Information Can Be Found
Item 4	Condensed Financial Information	Condensed financial information is not available because these contracts have not yet been offered for sale.
Item 5	General Description of Registrant, Depositor and Portfolio Companies	A general description of the Depositor, Registrant, and Portfolio Companies are on pages 13-18 under the headings "Teachers Insurance and Annuity Association of America," "The Separate Account," and "Your Investment Options," respectively.
Item 6	Deductions	The required information is on pages 30-31 under the heading "Charges."
Item 7	General Description of Variable Annuity Products	The required information is on page 14 under "Voting Rights," page 19 under "Starting Out," page 20 under "Accumulation Units," page 21 under "How to Transfer and Withdraw Your Money," and page 23 under "Market Timing/Excessive Trading Policy."
Item 8	Annuity Period	The required information is on pages 24-27 under the heading "Receiving Annuity Income."
Item 9	Death Benefit	The required information is on pages 27-29 under the heading "Death Benefits"
Item 10	Purchases and Contract Value	The required information is on page 19 under the heading "Starting Out."
Item 11	Redemptions	The required information is on page 21 under the heading "If You Need to Cancel" and on pages 21-23 under the heading "How to Transfer and Withdraw Your Premium."
Item 12	Taxes	The required information is on pages 31-32 under the heading "Taxes."
Item 13	Legal Proceedings	The required information is on page 33 under the heading "Legal Proceedings."
Item 14	Table of Contents of the Statement of Additional Information	The Table of Contents of the Statement of Additional Information is on page 34.

PART B INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

ITEM	DESCRIPTION	Where Information Can Be Found
Item 15	Cover Page	The required information is on the cover page of the Statement of Additional Information ("SAI").
Item 16	Table of Contents	The table of contents is on page B-2 of the SAI.
Item 17	General Information and History	The information in this item is not applicable.
Item 18	Services	The required information is on page B-5 under the headings "Legal Matters" and "Experts."
Item 19	Purchase of Securities Being Offered	The required information is on page 18 of the prospectus under the heading "Broker-Dealer."
Item 20	Underwriters	The required information is on page 18 of the prospectus under the heading "Broker-Dealer."
Item 21	Calculation of Performance Data	Performance data is not available because the contracts have not yet been offered for sale.
Item 23	Financial Statements	The financial statements for the depositor will be included in the pre-effective amendment. There are no financial statements for the registrant because it is new.

We hope you find this chart useful. If you have any questions or comments, please call the undersigned at (202) 383-0698 or Lisa A. Pellegrino at (202) 383-0873.

Sincerely,



Mary E. Thornton

cc: Peter A. Weinberg, Esq.
        Lisa A. Pellegrino, Esq.